Exhibit 99.1

ALTERNATIVE MONTHLY EARLY WARNING REPORT
PURSUANT TO SECTION 4.5 OF NATIONAL INSTRUMENT 62-103

The following is the report required by Section 4.5 of National Instrument 62-103:

1.  Name and address of the eligible institutional investor(s):

Allan Gray Africa Equity Fund Limited
and
Allan Gray Africa ex-SA Equity Fund Limited
c/o Allan Gray Proprietary Limited
1 Silo Square
V&A Waterfront
Cape Town, 8001
South Africa

(together the “Eligible Institutional Investors”)

2. Name of reporting issuer with respect to which this report is filed:

Caledonia Mining Corporation
1 King Street West
Toronto, ON M5H 1A1 Canada

(the “Reporting Issuer”)

3. Month with respect to which this report is filed:

April 2014

4. Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s(s’) securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor(s):

This is an initial report and therefore this item is not applicable.

5. Designation and number or principal amount of securities andtheeligible institutional investor’s(s’) securityholding percentage in the class of securities at the end of the month for which this report is made:

The aggregate securityholding percentage of the Eligible Institutional Investors is 6,382,500 common shares (“Securities”) of the Reporting Issuer, representing 12.25% of the 52,117,908 issued and outstanding Securities of the Reporting Issuer as at April 30, 2014. The Eligible Institutional Investors are investment funds the portfolios of which are managed by Allan Gray International Proprietary Limited. The eligible securityholding percentage of each Eligible Institutional Investor as at April 30, 2014 is as follows:

Allan Gray Africa Equity Fund Limited - 1,844,500 Securities, representing 3.54% of the issued and outstanding Securities of the Reporting Issuer.

Allan Gray Africa ex-SA Equity Fund Limited - 4,538,000 Securities, representing 8.71% of the issued and outstanding Securities of the Reporting Issuer.

6. Designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 5 over which:

(a) the eligible institutional investor(s), either alone or together wit any joint actors, has ownership and control:

Not applicable.

(b) the eligible institutional investor(s), either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the eligible institutional investor(s) or any joint actor:

Not applicable.

(c) the eligible institutional investor(s), either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

All of the Securities referred to in item 5 are controlled (but not owned) by Allan Gray International Proprietary Limited on behalf of the Eligible Institutional Investors, each being an investment fund over which Allan Gray International Proprietary Limited has discretionary trading authority. The securities are held in trust by Citibank Canada and Standard Chartered (Mauritius) Limited, as custodians.

7. Purpose of the eligible institutional investor(s) and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Securities referred to in this report were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Allan Gray International Proprietary Limited may from time to time on its own behalf or on behalf of Eligible Institutional Investors or other client accounts over which it has discretionary trading authority, acquire additional Securities, dispose of some or all of the existing or additional Securities or may continue to hold the Securities referred to in this report.

8. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor(s), or any joint actor, and the issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

9. Disclosure of the eligible institutional investor’s(s’) interest in any related financial instrument involving a security of the reporting issuer that is not otherwise reflected in the current securityholding percentage of the eligible institutional investor(s):

Not applicable.

10. The names of any joint actors in connection with the disclosure required by this report:

All of the Securities referred to in item 5 are controlled by Allan Gray International Proprietary Limited on behalf of the Eligible Institutional Investors, each being an investment fund over which the Allan Gray International Proprietary Limited has discretionary trading authority. Allan Gray International Proprietary Limited may be considered a joint actor of the Eligible Institutional Investors.

11. If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor(s):

This is an initial report and therefore this item is not applicable.

12. Statement regarding eligibility to file reports under Part 4 of National Instrument 62-103 in respect of reporting issuer:

The Eligible Institutional Investors are eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer.

13. Contact person:

For further information, contact Ferdi Schenck at +2127 431 9756 or ferdi.schenck@allangray.co.za.

DATED the 28th day of May, 2014.

Allan Gray Africa Equity Fund Limited Allan Gray Africa ex-SA Equity Fund Limited

By:	(signed) Ferdi Schenck
Authorized Signatory Ferdi Schenck Name Compliance Manager Title